Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS Q4 AND YEAR-END 2010 RESULTS

Toronto, Ontario – March 30, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2010.  All figures are in Canadian dollars.

Northcore reported consolidated revenues of $192,000 for the quarter, an increase of $52,000 or 37 percent from the $140,000 generated in the third quarter of 2010.  In the same period of 2009, Northcore generated consolidated revenues of $179,000.  For the year ended December 31, 2010, Northcore reported consolidated revenues of $636,000, a decrease of $123,000 or 16 percent from the $759,000 generated in 2009.

Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.

Northcore reported a loss for the fourth quarter of $669,000 or $0.004 per share, basic and diluted.  This compares to a loss of $1,044,000 or $0.006 per share, basic and diluted in the third quarter of 2010.  In the same period of 2009, Northcore reported a loss of $607,000 or $0.004 per share basic and diluted.  Northcore’s loss for the year ended December 31, 2010 was $2,918,000 or $0.018 per share, as compared to a loss of $2,409,000 or $0.017 per share in 2009.  The increase in loss was attributed to the non-cash expense of $544,000 for impaired value an investment, which if normalized, yields similar year over year results.

As at December 31, 2010, Northcore held cash of $90,000 and accounts receivable of $157,000.

Northcore achieved a number of milestones during the quarter, notably:

•	Delivered and deployed a customized Asset Seller platform to Xstrata Corporation to effect the disposition of surplus mining assets;
•	Delivered a number of enhancements to a customized Asset Tracker application used by a Global Electronics Leasing corporation;
•	Initiated initial user interface design for the Group Purchasing platform subsequently named Discount This; and
•
Closed the first tranche of an equity private placement, securing net proceeds of $625,000 through the issuance of common shares and warrants, with an additional $729,000 secured in February, 2011 as a subsequent event to the year-end.

Northcore Reports Fourth Quarter and Year-End 2010 Results

Outlook

“I can succinctly summarize our 2010 results: We’re not there yet,” said Duncan Copeland, CEO of Northcore Technologies.  “Although we submitted more proposals for new business in 2010 than in any year in our history, the take-up rate has been slow and the demise of Southcore was a disappointment.  Nothing ventured, nothing gained.  Yet today I am more optimistic than at any time since the go-go days of Bid.com; and this time I’m confident it’s not an illusion.  We have started 2011 with two new service agreements that position Northcore to receive transaction based revenues, with the objective of participating more directly in the commercial success of our customers.  We also added a new product within our Working Capital Engine and are expanding the connectivity of mobile applications, for broader functionality and reach into our Joint Venture customer targets.  Finally, our development activity for Discount This is progressing according to plan and we are optimistic about the potential value of our patent protected intellectual property, as it relates to the emerging online group coupon discount marketplace. During the conference call we held on November 11, 2010 to discuss our third quarter, I alluded to potential developments in the first half of 2011 that were very exciting.  All I can say at this time is that we believe that we are seeing that potential realized.”

Northcore will hold a conference call at 10:00 a.m. (Eastern) on Thursday, March 31, 2011 to discuss its financial results and review operational activities.  Investors and followers of Northcore are invited to listen to the call live over the Internet on the Company’s website at northcore.com/events.html.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks

Northcore Reports Fourth Quarter and Year-End 2010 Results

disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

Northcore Reports Fourth Quarter and Year-End 2010 Results

Northcore Technologies Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Canadian GAAP), Unaudited

	December 31	December 31	December 31
	2010	2010	2009
	(in $C)	(in $US)	(in $C)

		translated
		into $US at
		Cdn$ 1.0009
		for
		convenience

Cash	$90	$90	$226
Other current assets	193	193	288
Other assets	31	31	591
Total assets	$314	$314	$1,105

Accounts payable and accrued liabilities	$623	$623	$492
Deferred revenue	29	29	27
Current portion of long term debts	942	941	156
Non-current portion of long term debts	149	149	446
Total shareholders' deficiency	(1,429)	(1,428)	(16)
Total liabilities and shareholders' deficiency	$314	$314	$1,105

Northcore Reports Fourth Quarter and Year-End 2010 Results

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income
(expressed in thousands of Canadian dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Year Ended
	December 31			December 31
	2010	2010	2009	2010	2010	2009
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 1.0009			Cdn$ 1.0009
		for			for
		convenience			convenience

Revenues	$ 192	$ 192	$ 179	$ 636	$ 636	$ 759

Operating expenses:
General and administrative	396	396	342	1,451	1,450	1,269
Customer service and technology	184	184	193	734	733	738
Sales and marketing	55	55	56	188	188	181
Employee stock options	118	118	91	358	358	183
Depreciation	6	6	6	22	22	29
Total operating expenses	759	759	688	2,753	2,751	2,400
Loss from operations	(567)	(567)	(509)	(2,117)	(2,115)	(1,641)

Interest expense:
Cash interest expense	54	54	38	154	154	260
Accretion of secured subordinated notes	48	48	60	160	160	508
Total Interest expense	102	102	98	314	314	768

Other expenses (income):
Gain on settlement of debt	-	-	-	(57)	(57)	-
Provision for impaired investment	-	-	-	544	544	-
Total other expenses	-	-	-	487	487	-

Loss and comprehensive loss for the period	$ (669)	$ (669)	$ (607)	$ (2,918)	$ (2,916)	$ (2,409)
Loss per share, basic and diluted	$ (0.004)	$ (0.004)	$ (0.004)	$ (0.018)	$ (0.018)	$ (0.017)
Weighted average number of shares outstanding, basic and diluted (000's)	165,118	165,118	156,241	162,899	162,899	140,434